# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98956L1O1
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2626 Cole Avenue, Suite 300, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0002089970
Persons authorized to receive notices and communications: Daniel Reis-Faria, c/o ZeroStack Corp., 2626 Cole Avenue, Suite 300, Dallas, Texas (TX), 75204, (954) 842-4989; Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Reis-Faria Daniel (CIK 0002089970): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,925,951; shared voting power 0; sole dispositive power 6,925,951; shared dispositive power 0; aggregate amount beneficially owned 6,925,951 (37.5% of the class)
  Comment: Percentage of class is based on 17,489,828 outstanding Issuer shares as of July 20, 2026, and has been calculated on a partially-diluted basis.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 2626 Cole Avenue, Suite 300, Dallas, Texas (TX), 75204

## Item 2. Identity and Background
Name of person filing: Daniel Reis-Faria
Residence or business address:
2626 Cole Avenue, Suite 300
Dallas, Texas 75204
Present principal occupation or employment: Chief Executive Officer of Issuer
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF and OO

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 5, 2026, the board of directors of the Issuer approved a grant of 500,000 options to the Reporting Person (the "May 2026 Option Grant"), subject to shareholder approval. The options are exercisable for shares of common stock of the Issuer at an exercise price of $5.10 per share, and vest in five equal installments subject to the Issuer's common stock meeting the following volume weighted average price ("VWAP") thresholds: 20% following VWAP of $7.65; 20% following VWAP of $10.20; 20% following VWAP of $12.75; 20% following VWAP of $15.30; and 20% following VWAP of $17.85.

On July 20, 2026, the shareholders approved the May 2026 Option Grant.

On July 20, 2026, the Reporting Person exercised pre-funded warrants into 5,954,743 common shares at an exercise price of $0.0001 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 37.5%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole dispositive and voting authority: 6,925,951; Shared dispositive and voting authority: 0; Total: 6,925,951
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Form of Pre-Funded Common Share Purchase Warrant
Form of Stock Option Agreement dated May 5, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on March 31, 2026, is incorporated by reference herein
Exhibit 10.1 to the Issuer's 8-K filed with the Securities and Exchange Commission on May 6, 2026, is incorporated by reference herein

## Signatures
- Reis-Faria Daniel: Daniel Reis-Faria, Reis-Faria Daniel (07/21/2026)